Exhibit 2.2

SHAREHOLDERS’ AGREEMENT

THIS SHAREHOLDERS’ AGREEMENT (this “Agreement”) is made as of the 19th day of November, 2019 (the “Effective Date”), by and among Navios South American Logistics Inc., a Marshall Islands corporation (the “Company”), Navios Maritime Holdings Inc. (“Navios Holdings”) and Peers Business S.A. (“Peers”). Each of Navios Holdings and Peers is herein referred to as a “Shareholder” and collectively, the “Shareholders.”

RECITALS

WHEREAS, in order to induce Navios Holdings and Peers to continue as shareholders of the Company, the Shareholders and the Company hereby agree that this Agreement shall govern the rights of the Shareholders in the event of certain changes in the ownership or control of the Company as specified in this Agreement.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Voting; Board of Directors.

1.1. Agreement to Vote. Each Shareholder hereby agrees on behalf of himself, herself or itself that, following a Navios Holdings Transfer or a Change of Control (each as hereinafter defined), such Shareholder will vote all of the shares of common stock of the Company (“Common Stock”) which such Shareholder owns (or as to which the Shareholder has voting power) at a regular or special meeting of shareholders (or action by written consent) in accordance with the provisions of this Agreement.

For purposes hereof:

“Change of Control” means any time that Angeliki Frangou occupies neither of the following positions (or their equivalents) with the Company or an entity that is the “beneficial owner” (as defined in Rule I 3d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”)), directly or indirectly, of shares of Common Stock entitled to cast a majority of the votes in the election of directors of the Company: (i) Chief Executive Officer or (ii) Chair of the Board.

“Navios Holdings Transfer” means a Transfer (as defined in Section 2) by Navios Holdings of any of its shares of Common Stock permitted in accordance with this Agreement.

1.2. Election of Directors. At any time at which Peers owns any shares of Common Stock, in connection with each regular or special meeting of shareholders (or action by written consent) at which directors of the Company are to be elected occurring following a Navios Holdings Transfer or a Change of Control, the board of directors of the Company (the “Board of Directors”) shall nominate for election as directors, and each of the Shareholders shall vote all shares of Common Stock over which such Shareholder then has voting power for the election of, the director candidates, if any, designated by Peers as hereinafter provided:

In connection with each regular or special meeting of shareholders (or action by written consent) at which directors are to be elected that occurs (a) following a Navios Holdings Transfer, as long as Peers is beneficially owned (as defined in Rule 13d-3) by the Lopez family, or (b) following a Change of Control, regardless of the Lopez family’s beneficial ownership (as defined in Rule 13d-3) of Peers, Peers shall have the right to designate a number of director candidates such that if all such director candidates were elected, after such election, the number of directors designated by Peers will be equal to the greater of (i) the Applicable Percentage (as hereinafter defined) of the members of the whole Board of Directors (rounded up or down to the nearest whole number); and (ii) one (such greater number, the “Applicable Director Number”). For purposes hereof, the “Applicable Percentage” shall be, at any specific time, the percentage determined by dividing (a) the number of votes entitled to be cast in the election of directors of the Company in respect of the shares of Common Stock over which Peers has voting power as of such time, by (b) the total number of votes entitled to be cast in the election of directors of the Company by all holders of shares of Common Stock at such time.

1.3. Vacancies; Resignation. Any vacancy on the Board of Directors of a director designated by Peers pursuant to Section 1.2 shall be filled by Peers in the manner allowed by applicable law and as provided in the Company’s Certificate of Incorporation and the Company’s Bylaws, consistent with the provisions of Section 1.2, but only if, after the filling of such vacancy, the number of directors designated by Peers will be no more than the Applicable Director Number. In the event that at any time the number of director designated by Peers pursuant to Section 1.2 is more than the Applicable Director Number, Peers shall take all action necessary to cause such number of its designees to resign as directors such that the number of director designated by Peers pursuant to Section 1.2 is not more than the Applicable Director Number.

1.4. Grant of Proxy. Should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

1.5. Termination. The covenants set forth in this Section 1 shall terminate and be of no further force or effect upon the earlier of (i) the consummation of an IPO (as hereinafter defined) and (ii) the first date upon which Peers no longer owns any shares of Common Stock. Upon termination of the covenants set forth in this Section 1, Peers shall take all action necessary to cause the directors designated by Peers to resign as directors of the Company. For purposes hereof, “IPO” shall mean any underwritten public offering of the Common Stock pursuant to a registration statement filed in accordance with the Securities Act of 1933, as amended, or other applicable securities laws and regulations of another jurisdiction, that results in the Common Stock becoming a security that is listed or admitted to trading on a major internationally recognized stock exchange.

2. Restrictions on Transfer.

Other than as provided in Section 3, Navios Holdings may not sell, assign, transfer, exchange, gift, devise, or otherwise alienate or dispose of (“Transfer”) any shares of Common Stock owned by it, whether voluntarily or involuntarily, by operation of law or otherwise, except to another existing shareholder of the Company, unless as a condition to such Transfer, the proposed transferee (the “Transferee”) shall deliver to the Company and Peers a written instrument confirming that the Transferee shall be bound by all of the terms and conditions of this Agreement as if it were Navios Holdings. Any Transfer in contravention of this Agreement shall be null and void ab initio. The foregoing provisions of this Section 2 shall terminate and be of no further force or effect upon the earlier of (i) the consummation of an IPO and (ii) the first date upon which Peers no longer owns any shares of Common Stock.

3. Participation in Sales.

3.1. Tag Along Right. In the event that at a time at which Peers owns any shares of Common Stock, Navios Holdings or any Transferee receives a bona fide offer from a third party or parties (other than the Company or any other existing shareholder of the Company) (the “Third Party Buyer”) to purchase shares of Common Stock owned by Navios Holdings (an “Offer”), and Navios Holdings and/or any Transferees proposes to sell any of its shares of Common Stock to the Third Party Buyer pursuant to the Offer, neither Navios Holdings nor any such Transferees shall effect such sale unless Peers is first given written notice in accordance with Section 7.5, which shall include a copy of the Offer (an “Offer Notice”), of its right to sell to the Third Party Buyer, at the same consideration per share of Common Stock and on the same terms and conditions as stated in the Offer, up to the number of shares of Common Stock equal to the Tag Along Number (as hereinafter defined). For purposes hereof, the “Tag Along Number” shall, at any time, be equal to (i) a percentage derived by dividing (a) the number of shares of Common Stock then proposed to be sold by Navios Holdings and any Transferees pursuant to the Offer, by (b) the total number of shares of Common Stock owned by Navios Holding and the Transferees, multiplied by the (ii) the number of shares of Common Stock then owned by Peers.

3.2. Notices of Offer and Intent to Participate. If Peers wishes to participate in any sale pursuant to this Section 3 it shall notify Navios Holdings and/or the Transferees, as applicable, in writing of such intention and the number of shares of Common Stock it wishes to sell in connection with the applicable Offer (a “Tag Along Notice”) not later than ten (10) business days after delivery of the Offer Notice. lf Navios Holdings and/or the Transferees, as applicable, does not receive a Tag Along Notice from Peers within such ten (10) business day period, Navios Holdings and/or the Transferee, as applicable, shall be free to consummate the proposed transaction without any obligation to include all or any portion of the Tag Along Number of shares of Common Stock then owned by Peers in such transaction.

3.3. Sale of Tag Along Shares. Navios Holdings, any Transferees and Peers (to the extent it has provided a timely Tag Along Notice in accordance with Section 3.2) shall sell to the Third Party Buyer all, or at the option of the Third Party Buyer any part, of the shares of Common Stock proposed to be sold by them (the “Tag Along Shares”) at not less than the consideration and upon other terms and conditions, if any, not more favorable to the Third Party Buyer than those stated in the Offer; provided, however, that any purchase of less than all of Tag Along Shares by the Third Party Buyer shall be made from Navios Holdings, the Transferees and Peers pro rata based on the relative amount of the shares of Common Stock that each of them would have been entitled to sell in accordance with this Section 3, as determined pursuant to Section 3.1, if the Third Party Buyer had purchased all the Tag Along Shares.

3.4. The provisions of this Section 3 shall terminate and be of no further force or effect upon the consummation of an IPO.

4. Employment Agreements.

Within ninety (90) calendar days after the execution of this Agreement, the Company shall enter into employment agreements with each of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez, in the form substantially identical to the form used currently by the Company with executives in similar positions, to be effective upon a Change of Control, providing for continued employment for a two (2) year term following the date of the Change of Control and providing for the same salary, position, responsibilities and benefits as is in effect for each such person at the time of the Change of Control.

5. Negative Covenants of the Company.

5.1. Certain Vote Required. Without limiting any other covenants or provisions hereof, the Company covenants and agrees that following a Change of Control and for so long as Peers owns any shares of Common Stock, the Company will comply with and observe the following negative covenants and provisions, and will cause each subsidiary of the Company to comply with and observe such of the following covenants and provisions as are applicable to such subsidiary, if and when such subsidiary exists, and without the written consent or written waiver of Peers, the Company and any applicable subsidiary will not:

(a) Amend, alter or repeal any of the provisions of its Certificate of Incorporation or Bylaws so as to materially adversely and disproportionately affect the contractual and economic rights of Peers with respect to the Company;

(b) Approve or authorize (i) the incurrence of Debt (as hereinafter defined) that would result in the Company’s leverage ratio exceeding 0.7x or (ii) the issuance of any guarantee of any obligation of any other person or entity (a “Person”) outside the ordinary course of business. As used herein, “Debt” shall mean indebtedness for borrowed money, but shall not include indebtedness incurred in connection with the purchase of a vessel or other asset related to the Core Business (as hereinafter defined), provided such indebtedness has recourse only to such vessel or asset. As used herein, “Core Business” shall mean the business of operating river ports, the ownership and operation of convoys of river barges on the Hidrovia, and the ownership and operation of tanker vessels and cabotage fuel operations on the Mercosur waters;

(c) (i) Merge or consolidate with any other Person or sell, assign, lease or otherwise dispose of all or substantially all of its assets, in one transaction or in a series of transactions, nor (ii) approve any voluntary bankruptcy or reorganization filing, or approve the dissolution, liquidation or other termination of the business or operations of, the Company or any of its subsidiaries. The Company shall not permit any subsidiary to consolidate or merge into or with or sell or transfer all or substantially all its assets, except that any subsidiary may (x) consolidate or merge into or with or sell or transfer assets to any other subsidiary, or (y) merge into or with or sell or transfer assets to the Company;

(d) Enter into or amend in any material respect any transaction between the Company or its subsidiaries, on the one hand, and an equity holder of the Company or its subsidiaries or a member of the Company’s Board or management (other than employment-related agreements), on the other hand, except as contemplated by this Agreement.

5.2. The covenants set forth in Section 5.1 shall terminate and be of no further force or effect upon the consummation of an IPO.

6. Legend. Each certificate representing the shares of Common Stock held by Navios Holdings covered by this Agreement shall except as otherwise provided in this Agreement, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

“THE SALE OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A SHAREHOLDERS’ AGREEMENT, DATED AS OF NOVEMBER 19, 2019 AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS OUTSTANDING CAPITAL STOCK. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST BY THE HOLDER OF RECORD OF THE CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

7. Miscellaneous.

7.1. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.2. Governing Law; Dispute Resolution. This Agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the law of the State of New York. Any dispute, controversy or claim among the parties which arises out of or relates to this Agreement shall be settled by arbitration in accordance with the rules of the American Arbitration Association—Commercial Division. The arbitration proceedings shall be held in New York, New York.

7.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.4. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon delivery by confirmed facsimile transmission, internationally recognized overnight courier service, and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by ten (10) business days’ advance written notice to the other parties.

7.6. Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.7. Entire Agreement; Amendments and Waivers. This Agreement (and the Shareholder’s Agreement, dated as of June 17, 2010, by and between, the Company, Navios Corporation and Grandall Investment S.A. and the Amended and Restated Waiver to the Shareholder’s Agreement, dated March 22, 2012, each which shall remain in full force and effect) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance), only with the written consent of the Company and the Shareholders. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Shareholder and each future Shareholder, and the Company.

7.8. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall he interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7.9. Aggregation of Stock. All shares of the Company held or acquired by affiliated Persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

[Signature page immediately follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	/s/ Angeliki Frangou
Title: Angeliki Frangou, Chairman of the Board

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Title: Angeliki Frangou, Chairman of the Board

PEERS BUSINESS S.A.

By:
Title:	Attorney In Fact